October 19, 2020 VIA EDGAR TRANSMISSION Yong Kim, Staff Accountant Robert Babula, Staff Accountant Division of Corporation Finance Office of Energy & Transportation U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-4628 Re: Energy Company of Parana Form 20-F for the Fiscal Year Ended December 31, 2019 Filed April 27, 2020 File No. 001-14668 Dear Mr. Kim and Mr. Babula, By letter dated September 14, 2020, you provided certain comments on the annual report on Form 20-F of Companhia Paranaense de Energia – COPEL (the “Company,” “Copel” or “we”) for the year ended December 31, 2019 (the “2019 Form 20-F”). We intend to file an amendment to the 2019 Form 20- F (the “2019 Form 20-F/A”) promptly upon receiving the staff’s confirmation that the amendments described below are satisfactory to address the comments. This letter sets forth our responses to these comments. For your convenience, we have reproduced the comments below in italics and have provided responses immediately below each comment. Comment 1: Form 20-F for the Fiscal Year Ended December 31, 2019 Item 15. Controls and Procedures 2019 Fiscal Year, page 170 Please state that your internal controls over financial reporting are not effective as of December 31, 2019. In this regard, we note that management concluded that there was a material weakness in internal control as of December 31, 2019. Refer to Item 15(b)(3) of Form 20-F. Response: In the 2019 Form 20-F/A, we will revise the sixth paragraph in Item 15(b) to add the underlined language shown below (deleted language is not shown). Our management concluded that our internal control over financial reporting was not effective as of December 31, 2019, because of the following material weakness identified and assessed by our management as of December 31, 2019:

Comment 2: Form 20-F for the Fiscal Year Ended December 31, 2019 Item 15. Controls and Procedures 2019 Fiscal Year, page 170 We note you concluded that your disclosure controls and procedures were effective as of December 31, 2019. Tell us why you believe your disclosure controls and procedures were effective as of December 31, 2019 given the material weakness you identified, or revise your disclosure to indicate that your disclosure controls and procedures were not effective. Response: In the 2019 Form 20-F/A, we will revise Item 15(a) to add the underlined language shown below (deleted language is not shown). We evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2019 with the participation of our Chief Executive Officer and Chief Financial Officer. Based on our assessment, we concluded that, as of December 31, 2019, because of the material weakness in our internal control over financial reporting discussed below, our disclosure controls and procedures were not effective in providing reasonable assurance that the information that we are required to disclose in the reports we present or submit under the Exchange Act is recorded, processed, summarized and reported, within the deadlines specified in the applicable rules and forms, and are accumulated and reported to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow for timely decisions regarding any required disclosure. Comment 3: Form 20-F for the Fiscal Year Ended December 31, 2019 Exhibits We note that your Section 302 and 906 certifications provided on Exhibits 12.1, 12.2, 13.1 and 13.2 are not signed. Please file an amendment to your Form 20-F that includes the entire periodic report and certifications with conformed signatures. Refer to Item 601 of Regulation S- K. Response: The 2019 Form 20-F/A will include the entire report and conformed signatures to Exhibits 12.1, 12.2, 13.1 and 13.2.

* * * * * If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at +55 (41) 3222 2027 or Nicolas Grabar or Francesca Odell of Cleary Gottlieb Steen & Hamilton LLP at +1 (212) 225-2414 or +1 (212) 225-2530, respectively. Sincerely, /s/ Adriano Rudek de Moura Adriano Rudek de Moura Chief Financial Officer and Investor Relations